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Exhibit 12(a)(5)



CONTACT: Arlen Capital, LLC
         800-891-4105


FOR IMMEDIATE RELEASE


OAK INVESTORS, LLC EXTENDS TENDER OFFER PERIOD FOR UNITS OF AETNA REAL ESTATE ASSOCIATES, L.P. TO APRIL 5, 2001


SAN DIEGO, CA, MARCH 26, 2001 -- Oak Investors, LLC announced today that the tender period relating to its offer to purchase up to 340,000 limited partnership depositary units (the "Units") of Aetna Real Estate Associates, L.P. had been extended from March 26, 2001 to April 5, 2001. As of the date of this notice approximately 2,891 Units have been deposited.

Except for this extension of the Expiration Date, the terms and conditions of the original Offer to Purchase dated February 12, 2001 has not changed.

Questions and requests for assistance with respect to the offer may be directed to Arlen Capital, LLC at (800) 891-4105.